Exhibit 99.1

Explanation of Responses:

(1) Warrants held directly by Brookfield Retail Holdings II Sub II LLC, Brookfield Retail Holdings III Sub II LLC, Brookfield Retail Holdings IV-A Sub II LLC, Brookfield Retail Holdings IV-B Sub II LLC, Brookfield Retail Holdings IV-C Sub II LLC and Brookfield Retail Holdings IV-D Sub II LLC; the Reporting Person is the managing member of each such entity.

(2) As a result of the Reporting Person receiving in-kind distributions of shares of Common Stock in excess of its pro rata share (in lieu of its share of Warrants), such transaction could be deemed to be a disposition of the Reporting Person’s pecuniary interest in Warrants in exchange for acquiring pecuniary interest in additional shares of Common Stock having the value of such excess.

(3) The Reporting Person exchanged shares of Common Stock for Warrants having the same value.

(4) Each Warrant entitled the holder to purchase 1.143 shares of Common Stock at an initial exercise price of $10.75 per share, subject to adjustments as provided in the warrant agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and the Issuer.